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     SECURITIES AND EXCHANGE COMMISSION
            WASHINGTON, D.C. 20549                               SEC FILE NUMBER
                                                                 33-36670
                 FORM 12b-25
                                                                 CUSIP NUMBER
          NOTIFICATION OF LATE FILING                            805183 10 0

                                               Commission File Number:

(Check One): /X/ Form 10-K  /  / Form 20-F  /  / Form 11-K  /  / Form 10-Q
            /  / Form N-SAR

For Period Ended:  March 31, 1996

/ / Transition Report on Form 10-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form N-SAR

For the Transition Period Ended:
                                ----------------------------

- --------------------------------------------------------------------------------
Read Instruction (on back page) Before Preparing Form. Please Print or Type. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
VERIFIED ANY INFORMATION CONTAINED HEREIN.
- --------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

                           SAVIN ELECTRONICS INC.
                      ----------------------------------
                           Full Name of Registrant



                          -------------------------
                          Former Name if Applicable


                   C/O Gary B. Wolff, P.C. 747 Third Avenue
          ------------------------------------------------------------
          Address of Principal Executive Office (Street and Number)


                             New York, NY 10017
                           ------------------------
                           City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                  (a)      The reasons described in reasonable detail in
                           Part III of this form could not be eliminated without unreasonable effort or expense;

            /X/   (b)      The subject annual report, semi-annual report,
                           transition report on Form 10-K, Form 20-F, 11-K, Form
                           N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
                             See attached Exhibit A

                                                 (ATTACH EXTRA SHEETS IF NEEDED)
                                                                 SEC 1344 (6/94)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Gary B. Wolff, P.C.      212                     644-6446
       -------------------------------------------------------------------------
       (Name)                (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed. If answer is no, identify report(s).

                                /X/ YES / / NO


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                / / YES /X/ NO

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         SAVIN ELECTRONICS INC.
                 --------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 1996                 By: /s/ A. Pines
     ------------------------          -----------------------------------------
                                            Avi Pines
                                            Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
                 INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
          CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0.3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

                             SAVIN ELECTRONICS INC.

                                   FORM 12b-25
                              PART III - NARRATIVE

                  As heretofore indicated in prior filings with the Securities and Exchange Commission ("SEC") by the Registrant certain significant changes occurred in Registrant during the first quarter of calendar year 1996 which were finalized during the first week of April 1996. See Registrant's Form 8-K with date of report of March 21, 1996 (as filed April 4, 1996) as well as Amendment No. 1 to such Form 8-K as filed June 21, 1996.

                  Partially as a result of the transactions referred to in the aforesaid Form 8-K, Amendment No. 1 thereto and exhibits filed as a part thereof and notwithstanding the fact that Registrant and its auditors and/or accountants located both within and without the United States have been diligently attempting to conclude the necessary financial statements, the Registrant has been unable to accomplish same within the necessary time frame without unreasonable effort or expense or otherwise.

                  The Registrant, therefore, requests an extension of time within which to file its Form 10- KSB for fiscal year ended March 31, 1996 of fifteen calendar days following the prescribed due date as indicated in Part II
(b) of this Form 12b-25, i.e. thereby requiring Registrant to file such Form 10-KSB on or before July 13, 1996.